UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ELEVRA LITHIUM LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday October 28, 2025

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

ELV	ORDINARY FULLY PAID	287,500	28/10/2025

Refer to next page for full details of the announcement

Appendix 2A - Application for quotation of securities	1 / 6

Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ELEVRA LITHIUM LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	26091951978

1.3 ASX issuer code

ELV

1.4 The announcement is

New announcement

1.5 Date of this announcement

28/10/2025

Appendix 2A - Application for quotation of securities	2 / 6

Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
24-Oct-2025 16:06	New - Proposed issue of securities - ELV	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

Appendix 2A - Application for quotation of securities	3 / 6

Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ELV : ORDINARY FULLY PAID

Issue date

28/10/2025

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00

1 - 1,000		%

1,001 - 5,000		%

5,001 - 10,000		%

10,001 - 100,000		%

100,001 and over		100.00%

Appendix 2A - Application for quotation of securities	4 / 6

Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

287,500

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Elevra shares are being issued to Canaccord Genuity in satisfaction of remaining underwriting fees owed to Canaccord Genuity in connection with the conditional institutional placement.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted

4.800000

Any other information the entity wishes to provide about the +securities to be quoted

Elevra shares are being issued in satisfaction of remaining underwriting fees owed to Canaccord Genuity in connection with the conditional institutional placement announced by Elevra on 19 November 2024 and approved by Elevra shareholders at the extraordinary general meeting on 31 July 2025.

Appendix 2A - Application for quotation of securities	5 / 6

Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

Total number of
ASX +security code and description	+securities on issue

ELV : ORDINARY FULLY PAID	168,746,341

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

ELVAM : PERFORMANCE RIGHTS	1,771,386

ELVAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,897

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Appendix 2A - Application for quotation of securities	6 / 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 29, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel